UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 11

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON:
Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7.	SOLE VOTING POWER	2,734,849 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,734,849 (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,734,849 shares of common stock (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	24.0% (2)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes 250,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

(2) Based on 11,129,892 shares of common stock outstanding on February 23, 2018, plus 250,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

Introductory Note:

This Amendment No. 11 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 15, 2011, Amendment No. 2 to the Schedule 13D filed on December 14, 2011, Amendment No. 3 to the Schedule 13D filed on May 18, 2012, Amendment No. 4 to the Schedule 13D filed on September 19, 2014, Amendment No. 5 to the Schedule 13D filed on May 27, 2015, Amendment No. 6 to the Schedule 13D filed on June 8, 2015, Amendment No. 7 to the Schedule 13D filed on January 6, 2017, Amendment No. 8 to the Schedule 13D filed on May 3, 2017, Amendment No. 9 to the Schedule 13D filed on October 3, 2017, Amendment No. 10 to the Schedule 13D filed on December 26, 2017, and together with this Amendment No. 11, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On February 23, 2018, the Reporting Person was granted a stock option to purchase 2,300,000 shares of common stock, par value $0.0005 per share, of the Issuer at an exercise price of $3.00 per share, pursuant to a stock option award agreement (the “Option Agreement”) issued under the Issuer’s 2018 Stock Incentive Plan. The stock option will vest and be exercisable in 35 equal monthly installments of 63,888 shares on the 1st day of each month beginning on March 1, 2018 (the “Initial Vesting Date”), and one monthly installment of 63,920 shares on the 1st day of the 36th month following the Initial Vesting Date, subject to Mr. Karkus’ continued employment with the Company, and subject to accelerated vesting in the event Mr. Karkus’ employment is terminated for any reason other than by the Company for cause or by Mr. Karkus without good reason. The stock option may not be exercised unless and until the requisite stockholder approval is attained.

Item 5.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person is deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 2,734,849 shares of common stock of the Issuer, or approximately 24.0% of the Issuer’s shares outstanding, and also is deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such shares.

There have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018

/s/ Ted Karkus
Ted Karkus